UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April, 2025

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

30 April 2025

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE MARKET ABUSE REGULATION

NatWest Group plc (the Company) announces that the PDMRs set out below acquired ordinary shares of £1.0769* each in the Company (Shares) (ISIN: GB00BM8PJY71) on 28 April 2025. The Shares were acquired through the reinvestment of the ordinary dividend paid by the Company on 28 April on Shares which the PDMRs had originally acquired in accordance with the Company's Chairman and Non-executive Directors shareholding policy:

Name of PDMR	Position of PDMR	No. of Shares purchased	Purchase price
Rick Haythornthwaite	Chairman	304	£4.79968
Roisin Donnelly	Independent non-executive director	273	£4.79968
Patrick Flynn	Independent non-executive director	278	£4.79968
Geeta Gopalan	Independent non-executive director	44	£4.79968
Yasmin Jetha	Independent non-executive director	260	£4.79968
Stuart Lewis	Independent non-executive director	255	£4.79968
Lena Wilson	Senior Independent Director	244	£4.79968

All of the above transactions took place on the London Stock Exchange (XLON).

* Note: the nominal value of ordinary shares without rounding is £1.076923076923077 per share

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:

NatWest Group Investor Relations
Claire Kane
Director of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	30 April 2025	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary